

Mail Stop 3233

February 17, 2016

Via E-mail
Jeff Howard
Chief Executive Officer
34225 N. 27th Drive, Building 5
Phoenix, AZ 85058

> **Re:**   **American Housing Income Trust Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 20, 2016**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2015 letter.

General

1.   We note your revised disclosure in response to comment 3. Please provide the required disclosure with respect to all of the activities listed in Item 12 of Form S-11. If you do not propose to engage in a particular activity, include a specific statement to that effect. Refer to Instruction 1 of Item 12 of Form S-11.

Prospectus Cover Page

2.   We note your response to comment 4 and your revised disclosure. Your cover page discusses your prior private offering under Section 4(2) of the Securities Act and the restricted basis of your previously issued stock. Please limit your disclosure on the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

3.   We note your disclosure in the table at the bottom of the cover page that the total proceeds per share from the selling shareholders will be $3.75. Please clearly indicate on the cover page that the company will not receive any proceeds from the sale of the shares by the selling shareholders.

Summary, page 5

4.   We note that your summary contains a lengthy description of your business that is about 28 pages before your risk factors section. This detailed information may be better suited for the body of the prospectus. The summary should be brief and provide an overview of the key aspects of your offering. See Item 503(a) of Regulation S-K. In addition, the risk factor section must immediately follow the summary section. See Item 503(c) of Regulation S-K. Please revise accordingly.

Item 7. Selling Shareholders, page 75

5.   We note your response to comment 15 and reissue because we do not see the revised disclosure. We note your disclosure in your selling shareholders table on page 75 that the number of shares offered by many of the selling shareholders is equal to the number of shares beneficially owned prior to the offering. Please revise the column titled "Shares Beneficially Owned after Offering (Number)" to correctly indicate that those shareholders will hold zero shares after the offering.

Management's Discussion and Analysis of Financial Condition and Operations, page 79

6.   Please revise your MD&A section to include a brief overview that discusses how the company earns or expects to earn revenues and to the extent known, insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example, we note that the company had revenues of $398,483 and a net loss of $2,291,653 for the nine months ended September 30, 2015. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also, Item 303 of Regulation S-K.

7.   In the results of operations subsections, please revise to discuss in detail your general and administrative expenses.

Advisory Board Consulting and Compensation Agreement – Sean Zarinegar, page 96

8.   We note your response to comment 18 and reissue in part. Please clarify why you compensate Mr. Zarinegar as an independent contractor.

Exhibit 23.3

9. Please amend to include an updated consent from your independent registered public accounting firm.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq. (*via E-mail*)